# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TILE SHOP HOLDINGS, INC., CIK 0001552800
CUSIP: 88677Q208
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 14000 Carlson Parkway, Plymouth, Minnesota (MN), 55441
Date of event which requires filing of this statement: 12/15/2025
Amends the filing with accession number 0001144204-12-048786
Filed by CIK 0001555220
Persons authorized to receive notices and communications: Peter J. Jacullo III, c/o Tile Shop Holdings, Inc., 14000 Carlson Parkway, Plymouth, Minnesota (MN), 55441, (763) 852-2950

## Reporting persons
- JWTS, INC. (CIK 0001555220): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 3,191,180; shared voting power 0; sole dispositive power 3,191,180; shared dispositive power 0; aggregate amount beneficially owned 3,191,180 (8% of the class)
  Comment: 1 Represents 3,191,180 shares of common stock, par value $0.0001 per share (the "Common Stock"), of Tile Shop Holdings, Inc. (the "Issuer") held by JWTS, Inc. ("WTS"). Peter J. Jacullo III ("Jacullo") is the President and the sole member of the board of directors of JWTS, holds sole voting and dispositive power over the securities held by JWTS, and may be deemed to beneficially own the securities held by JWTS.
  
  2 The aggregate percentage of shares of Common Stock reported owned herein is based upon 39,869,711 shares outstanding as of the close of business on December 29, 2025, which is the total number of shares outstanding as reported to the Reporting Persons (as defined below) by the Issuer.
- Peter J. Jacullo III: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), personal funds (PF); sole voting power 3,738,218; shared voting power 4,706,489; sole dispositive power 3,738,218; shared dispositive power 4,706,489; aggregate amount beneficially owned 8,444,707 (21.2% of the class)
  Comment: 1 Includes 3,191,180 shares of Common Stock held by JWTS. Mr. Jacullo as the President and the sole member of the board of directors of JWTS holds sole voting and dispositive power over the securities held by JWTS, and may be deemed to beneficially own the securities held by JWTS.
  
  2 Represents 4,706,489 shares of Common Stock held by the Katherine D. Jacullo Children's 1993 Irrevocable Trust (the "Trust," and together with JWTS and Mr. Jacullo, the "Reporting Persons"). Mr. Jacullo and George P. Alberici (Mr. "Alberici") as co-trustees of the Trust hold shared voting and dispositive power over the securities held by the Trust, and may be deemed to beneficially own the securities held by the Trust.
- Katherine D. Jacullo Children's 1993 Irrevocable Trust: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 4,706,489; sole dispositive power 0; shared dispositive power 4,706,489; aggregate amount beneficially owned 4,706,489 (11.8% of the class)
  Comment: 1 Represents 4,706,489 shares of Common Stock held by the Trust. Messrs. Jacullo and Alberici as co-trustees of the Trust hold shared voting and dispositive power over the securities held by the Trust, and may be deemed to beneficially own the securities held by the Trust.
  
  2 The aggregate percentage of shares of Common Stock reported owned herein is based upon 39,869,711 shares outstanding as of the close of business on December 29, 2025, as reported to the Reporting Persons by the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: TILE SHOP HOLDINGS, INC.
Address of issuer's principal executive offices: 14000 Carlson Parkway, Plymouth, Minnesota (MN), 55441
Comment:
This Amendment No. 8 to Statement on Schedule 13D (this "Amendment No. 8") amends the Statement of Beneficial Ownership on Schedule 13D initially filed by the Reporting Persons on November 3, 2022, as amended (this "Statement" or "Schedule 13D"), with respect to the Common Stock. Capitalized terms used but not defined in this Amendment No. 8 shall have the meanings set forth in the Schedule 13D. Except as amended and supplemented by this Amendment No. 8, the Schedule 13D remains unchanged.

This Amendment No. 8 is being filed to reflect the change in percentage of beneficial ownership held by the Reporting Persons as a result of a change in outstanding shares of Common Stock.

The information contained in "Item 1. Security and Issuer." of the Schedule 13D is not being amended by this Amendment No. 8.

## Item 2. Identity and Background
Name of person filing: The information contained in "Item 2. Identity and Background." of the Schedule 13D is not being amended by this Amendment No. 8. of the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
"Item 3. Source or Amount of Funds or Other Consideration." of the Schedule 13D is being amended and restated by this Amendment No. 3 as follows:

All of the shares of Common Stock owned by the Reporting Person were acquired using his personal funds or issued as compensation for his service as a director of the Issuer.

## Item 4. Purpose of Transaction
Purpose of transaction:
"Item 4. Purpose of Transaction." of the Schedule 13D is being amended by this Amendment No. 8 to add the following:

Between June 13, 2023 and June 3, 2025, Mr. Jacullo was granted 52,139 restricted shares of Common Stock under the Issuer's 2021 Omnibus Equity Compensation Plan (the "2021 Compensation Plan") and pursuant to the Issuer's standard form of Stock Restriction Agreement (collectively, the "Award Agreement") as compensation for his services as a director of the Issuer.

On December 15, 2025, the Issuer effected a 1-for-3,000 reverse stock split (the "Reverse Stock Split") and subsequently effected a 3,000-for-1 forward stock split, as contemplated and reported on the Current Report on Form 8-K, filed by the Issuer with the SEC on December 15, 2025. On December 15, 2025 at 5:01 PM ET (the "Effective Time"), as a result of the Reverse Stock Split, each record holder of the Common Stock, who held fewer than the 3,000 shares required to remain a stockholder of record (the "Minimum Number") immediately prior to the Effective Time became entitled to receive $6.60 in cash, without interest, for each whole share of Common Stock held at the Effective Time. Stockholders of record holding fewer than the Minimum Number at the Effective Time no longer have any ownership interest in the Issuer. Stockholders of record owning a number of shares equal to or greater than the Minimum Number immediately prior to the Effective Time, including the Reporting Persons, were not entitled to receive any cash for fractional share interests resulting from the Reverse Stock Split, if any, and continued to hold the same number of shares following the forward stock split at the same ratio that immediately followed the Reverse Stock Split.

The primary purpose of the stock splits was to enable the Issuer to reduce to and maintain the number of its record holders of Common Stock below 300 as part of the Issuer's plan to delist the Common Stock from The Nasdaq Capital Market, terminate the registration of the Common Stock under the Securities Exchange Act of 1934 and suspend the Issuer's duty to file periodic reports and other information with the SEC under Section 13(a) thereunder.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
"Item 5. Interest in Securities of the Issuer" of the Schedule 13D is hereby amended and restated by this Amendment No. 8 as follows:

The aggregate percentage of shares of Common Stock reported owned herein is based upon 39,869,711 shares outstanding as of the close of business on December 29, 2025, as reported to the Reporting Persons by the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose:
The Reporting Persons beneficially own 8,444,707 shares of Common Stock, including: (i) 547,038 shares of Common Stock held directly by Mr. Jacullo, which includes 16,875 shares of restricted Common Stock received as director compensation, which are subject to a risk of forfeiture until the earlier of (a) the date of the Issuer's next annual meeting of stockholders and (b) June 13, 2026; (ii) 3,191,180 shares of Common Stock held by JWTS, Inc., of which Mr. Jacullo is the President and the sole member of the board of directors; and (iii) 4,706,489 shares of Common Stock held by the Katherine D. Jacullo Children's 1993 Irrevocable Trust, of which Mr. Jacullo is the co-trustee, total of which represents approximately 21.2% of the issued and outstanding shares of Common Stock as of December 29, 2025. Mr. Jacullo may be deemed to beneficially own the shares of Common Stock held of record by each of the trusts, non-profit and limited partnership aforementioned, but disclaims any such beneficial ownership except to the extent of his pecuniary interest therein.

The Reporting Persons have the power to vote or dispose of the shares of Common Stock, or direct the vote or disposition thereof, as follows:

JWTS, Inc.

Sole power to vote or to direct the vote: 3,191,180
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition of: 3,191,180
Shared power to dispose or to direct the disposition of: 0

Peter J. Jacullo III

Sole power to vote or to direct the vote: 3,738,218
Shared power to vote or to direct the vote: 4,706,489
Sole power to dispose or to direct the disposition of: 3,738,218
Shared power to dispose or to direct the disposition of: 4,706,489

Katherine D. Jacullo Children's 1993 Irrevocable Trust

Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 4,706,489
Sole power to dispose or to direct the disposition of: 0
Shared power to dispose or to direct the disposition of: 4,706,489
Transactions in the class effected during the past sixty days: Except as set forth in Item 4 of this Amendment No. 8, the Reporting Persons, or, to the knowledge of the Reporting Persons, have not engaged in any transaction with respect to the shares of Common Stock during the sixty (60) days prior to the trigger date for the filing of this Amendment No. 8.
Other persons with the right to receive dividends or sale proceeds: Other than as described in Item 4 above, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Amendment No. 8.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
"Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer" of the Schedule 13D is to add and refer to the following Exhibits:

2021 Compensation Plan

On April 20, 2021, the Issuer's board of directors (the "Board") adopted the 2021 Compensation Plan. The 2021 Compensation Plan authorizes the grant of equity-based and cash-based compensation awards to those employees of, and consultants to, the Issuer and its subsidiaries who are selected by the compensation committee of the Board (the "Compensation Committee"), and the 2021 Compensation Plan also authorizes the Compensation Committee to grant awards to non-employee directors of the Issuer. Awards under the 2021 Compensation Plan may be granted in the form of stock options, stock appreciation rights (sometimes referred to as "SARs"), restricted shares, restricted share units, performance awards and other share-based awards. The 2021 Compensation Plan is filed as Exhibit 99.2 hereto and is incorporated herein by reference. The foregoing description of the 2021 Compensation Plan is not complete and is qualified in its entirety to the full text of the 2021 Compensation Plan, a copy of which is filed as an exhibit hereto.

Award Agreement

The awards were issued pursuant to the Award Agreements under the 2021 Compensation Plan. Pursuant to the Award Agreements the Reporting Person's awards of restricted shares of Common Stock vest in three substantially equal tranches on the first, second and third anniversary of the grant date, provided that the Reporting Person is providing services to the Issuer on the applicable vesting date. A copy of the form of Award Agreement is attached as Exhibit 99.3 and is incorporated by reference herein. The foregoing description of the Award Agreement is not complete and is qualified in its entirety to the full text of the Award Agreement, a copy of which is filed as an exhibit hereto.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
"Item 7. Material to be filed as Exhibits." of the Schedule 13D is being amended by this Amendment No. 8 to add the following exhibits:

99.2 Form of 2021 Omnibus Equity Compensation Plan, effective as of April 20, 2021 (filed as Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with SEC on July 21, 2021, and incorporated herein by reference).
99.3 Form of Stock Restriction Agreement (filed as Exhibit 10.4 to the Issuer's Current Report on Form 8-K filed with SEC on July 21, 2021, and incorporated herein by reference).
99.4* Joint Filing Agreement, dated January 5, 2026, among the Reporting Persons.

## Signatures
- JWTS, INC.: /s/ Peter J. Jacullo III, Peter J. Jacullo III/President (01/05/2026)
- Peter J. Jacullo III: /s/ Peter J. Jacullo III, Peter J. Jacullo III (01/05/2026)
- Katherine D. Jacullo Children's 1993 Irrevocable Trust: /s/ Peter J. Jacullo III, Peter J. Jacullo III/Co-Trustee (01/05/2026)
- Katherine D. Jacullo Children's 1993 Irrevocable Trust: /s/ George Alberici, George Alberici/Co-Trustee (01/05/2026)